UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39121

ECMOHO LIMITED

(Exact name of registrant as specified in its charter)

3F, 1000 Tianyaoqiao Road

Xuhui District, Shanghai, 200030

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The documents attached as exhibits 1.1, 8.1 and 8.2 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on June 21, 2021 (Registration No. 333-257200) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Underwriting Agreement between ECMOHO Limited and Aegis Capital Corp. dated August 3, 2021

Exhibit 8.1	Opinion of Walkers (Hong Kong) regarding certain Cayman tax matters

Exhibit 8.2	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters

Exhibit 99.1	Press Release dated July 30, 2021

Exhibit 99.2	Press Release dated August 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECMOHO Limited

Date: August 3, 2021	By:	/s/ Xin Li
	Name:	Xin Li
	Title:	Chief Financial Officer